

October 10, 2007

<u>Via Facsimile at (404) 521-3939 and U.S. Mail</u>

Mark L. Hanson, Esq.
Jones Day
1420 Peachtree Street, N.E. Suite 1400
Atlanta, Georgia 30309

Re: Cumulus Media Inc. (the "Company")
          Schedule 13E-3
          File No. 005-54277

          PREM Schedule 14A
          File No. 000-24525
          Filed September 10, 2007 by Cumulus Media Inc.

Dear Mr. Hanson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
General

1.   Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please amend your document to include Cloud Acquisition Corporation, Cloud Holding Company LLC and Cloud Merger

Corporation as filing persons. Please tell us what consideration you have given to the applicability of Rule 13e-3 to MLGPE Fund US Alternative, L.P.; Merrill Lynch Global Private Equity; and the "certain other members" of the Dickey family who are also members of the investor group. Explain what consideration you have given to the inclusion of each of these participants as filing persons. See Section II. D. 3. of our Current Issues Outline dated November 14, 2000.

2.   For each filing person added in response to this comment and the preceding comment, you should include a statement as to whether the filing person believes that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by each filing person may differ from those of the Company, and this fact should be reflected in the disclosure. To the extent any filing person is relying on the analysis of another to satisfy its obligations to discuss the factors in support of their fairness determination under Rule 13e-3, that person must specifically adopt the analysis of the other.

3.   Please provide the disclosure required by Item 1005(d) of Regulation M-A. In addition, please amend the Schedule 13E-3 to provide Item 1005(d) information with respect to filing persons other than the issuer.

Schedule 14A
General

4.   Advise us, with a view toward revised disclosure, which people you have identified as participants in this proxy solicitation. If you have identified participants, advise us, with a view toward revised disclosure, why they have not been named on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

5.   We note that your proxy statement includes numerous blanks and omissions, including the meeting date, the share ownership of Directors, Executive Officers and the investor group, and the historical stock prices for the three most recent quarters. In your amended filing, include all of the required information.

Cover Page

6.   Revise your proxy statement to clearly mark it as "preliminary." See Rule 14a-6(e)(1).

7.   Revise your proxy statement cover page to include the legend required by Rule 13e-3(e)(1)(iii).

Summary, page i

8.   We note your inclusion of both a Summary and a Question and Answer section. Together they comprise the first eleven pages of your document. Consider eliminating the Q&A section by combining it with the Summary to make the information more accessible to stockholders. See Item 1001 of Regulation M-A.

9.   Early in the summary section, in your description of the material terms of the transaction, include the information that the transaction will involve debt financing of approximately $1.02 billion.

10.   In the bullet point captioned "Conditions to the Merger," revise the first subsection to include the information that approval of a majority of the unaffiliated stockholders is not required. See Regulation M-A, Item 1014(c) and General Instruction E to Schedule 13E-3.

11.   You state that the Special Committee believes that the transaction is "fair to and in the best interests of our stockholders (other than the investor group and its affiliates)." The Special Committee is not a filing person. Item 1014(a) of Regulation M-A requires that the person filing the statement state whether that person believes the transaction is "fair or unfair to *unaffiliated* security holders." Please revise, here and throughout the Proxy Statement to state whether each filing person believes that the transaction is fair or unfair to the unaffiliated security holders.

12.   Please revise to clarify the specific sources of each segment of the acquisition financing that you refer to on page vi, necessary to complete the merger and pay related fees and expenses. Please clarify whether the financing is already complete, and how the transaction will be affected if this financing is not funded. See Item 1007(b) and, if applicable, Item 1007(d) of Regulation M-A.

13.   In the bullet point captioned "Interests of Our Directors and Executive Officers in the Merger" explain what role, if any, Mr. Pinch and Mr. Gausvik had in the negotiation of the merger. If appropriate, tell us what consideration you have given to the applicability of Rule 13e-3 to them as potential filing persons.

14.   Revise the fifth Question in the Question and Answer section to identify the affiliates of Bank of America, and to explain their role in the transaction.

15.   Revise the seventh Question and Answer to provide further information about the persons soliciting proxies. See instruction 3 to Item 4 of Schedule 14A.

Special Factors, page 5

Background of the Merger

16.   Revise the first paragraph of this section to include the reasons that the board determined to explore investment opportunities and undertake the issuer tender offer earlier this year.

17.   Provide further information concerning the stock repurchase, including the reasons
        that the board determined to undertake it, the board members who suggested it, and
        what consideration you have given to whether the repurchase might constitute the
        first step in a going private transaction governed by Rule 13e-3.

18.   Expand the third paragraph of this section to include more information about how
        and when the equity sponsors were contacted and which parties contacted them,
        when the discussions with the equity sponsors took place and whether the board
        considered any other alternatives for the company, including alternatives not
        involving the investor group.

19.   You refer on page six to certain pre-existing business relationships between Banc of
        America Securities and the Company. Revise to clarify what Banc of America
        Securities role was vis-à-vis the board prior to the transaction, and what percentage
        of the company's stock it held prior to the transaction, including the information that
        it held all of the Company's Class B Common Stock.

20.   Revise to clarify when in June 2007 Mr. Dickey and MLGPE commenced
        discussions concerning the debt financing of the transaction. Was this after the
        special committee was established on June 25, or beforehand?

21.   Expand your paragraph concerning the July 2 telephonic meeting of the special
        committee to include the substance of the discussion about the advisability of
        entering into a merger agreement before conducting an auction and the substance of
        the discussion about how the go-shop provision would impact the special
        committee's decision.

22.   Tell us whether you have filed the financial forecasts for Cumulus and CMP that you
        refer to in your discussion of the preliminary financial analysis that the special
        committee reviewed on July 21.

23.   Disclose which members of the board were present at the July 23rd meeting, and
        whether Mr. Dickey participated in the discussion prior to the vote.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of
Directors, page 10
The Special Committee, page 10

24.   Discuss in detail the purpose for engaging in the transaction, the reasons for
        undertaking the transaction, and the reasons for undertaking the transaction now.
        See Items 1013(a) and (c) of Regulation M-A, and consider Instruction 1 to Item
        1013 in drafting your disclosure. Also provide this disclosure for each filing person
        that you add in response to comment 1, and for John and Lewis Dickey.

25.   In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments
        of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the
        unaffiliated security holders of the company. Quantify your response as much as
        possible. See Instruction 2 to Item 1013 of Regulation M-A.

26. To the extent the board intends to adopt the special committee's analysis to fulfill the board's disclosure obligations under Item 1014(b) of Regulation M-A, the special committee's analysis must address each of the factors identified in Instruction 2. While the special committee addressed current stock prices, liquidation and net book value, the disclosure with respect to historical stock prices and going concern value is inadequate. Accordingly, please revise the board's fairness determination to expressly address the substantive fairness of the transaction in relation to historical stock prices and going concern value of Cumulus. The board is also permitted to adopt the analysis produced by Credit Suisse to the extent these omitted factors were expressly addressed. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981).

27. Revise to expressly address the basis upon which the board concluded that the transaction was procedurally fair to unaffiliated security holders. In identifying the factors in support of the board's position, please revise to expressly acknowledge the absence of certain of the procedural safeguards identified in Item 1014(c)-(d) of Regulation M-A. See Q&A 21 in Exchange Act Release No. 17719 (April 13, 1981).

28. You state in the third bullet point of this section that the stock was trading at a 52-week low on the day the investor group made its offer. In the following bullet point, balance your disclosure regarding the offer premium by expanding the time period considered from 30 trading days to a longer and more meaningful period.

29. In the sixth bullet point, explain why the special committee believed that $11.75 per share was consistent with what a financial buyer would pay for the stock.

30. Certain of your bullet points do not appear to support a finding of fairness. For example, please explain why each of the following supports a finding of fairness, or revise:
    - The fact that additional merger consideration will be paid if the merger is not completed by July 23, 2008;
    - The favorable terms of the financing commitment;
    - The special committee's familiarity with the business;
    - The fact that payment of the termination fee is guaranteed by a third party.

31. Please explain what you mean in the eleventh bullet point when you say that BOA agreed to vote "in favor of approval of the merger and certain superior proposals."

32. Revise the disclosure in the fifth bullet point under the paragraph discussing procedural safeguards on page 12 to explain the significance of an increase in price from below the buyback price to just .25 above the buyback price.

33. Given that the July 23, 2007 merger agreement (and its "go shop" clause) did not have any effect on the merger price, explain why you believe that the terms and conditions in that agreement's having been "designed to encourage a superior proposal" is relevant to the discussion of procedural fairness.

34.　　Tell us, with a view towards disclosure, whether the special committee considered the risk that the merger consideration was inadequate.

35.　　Your list of risks to the transaction includes certain generic risks that are inherent in any transaction, such as completion risk and opportunity cost.　There are two specific risks on the list—the fact that the transaction does not require a vote of the majority of the unaffiliated stockholders, and the fact that the CEO and certain of the directors do not have interests consonant with those of stockholders in the transaction.　Move the specific risks to the top of the list and highlight them.

36.　　Describe the effects of the transaction on *each* affiliate's (including any filing person added in response to comment 1) interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages.　In particular, disclose whether the directors and 5% or greater shareholders of the company will continue to own their stock, and how their holdings will change as a result of the transaction. See Instruction 3 to Item 1013 of Regulation M-A.　At present, it appears that this information has only been provided for the Dickey parties.

Opinion of the Special Committee's Financial Advisor, page 15

37.　　Please disclose whether the financial projections given to Credit Suisse were made available to any of the filing persons.　Please revise your proxy statement to include any material financial projections compiled by or provided to any Schedule 13E-3 filing persons.

Selected Public Companies Analysis, page 17

38.　　Please disclose the reasons for calculating two separate per share equity ranges, one with and one without the CMP investment.

39.　　Please revise to disclose whether any of the comparable transactions were Rule 13e-3 transactions involving majority stockholders, and provide further information about how the comparable companies were chosen.

Discounted Cash Flow Analysis, page 18

40.　　Disclose how the multiples and discount rates underlying this analysis were chosen.

41.　　We note that the per share merger consideration is near the low end of the discounted cash flow analysis range.　Please expand your disclosure to address this discrepancy.

Position of Lew Dickey and John Dickey as to Fairness, page 19

42.　　The Dickeys must expressly produce the fairness determination required by Item 1014(a) of Regulation 14A.　The Dickeys may not adopt the Special Committee's "conclusion" in their fairness assessment or imply that their fairness determination is simply "based" on another party's findings.　While the Dickeys may adopt the analysis conducted by the special committee in support of the Dickey's position as to the procedural and substantive fairness of the merger, they still must independently produce their own fairness determination.

43.   The three factors listed by the Dickeys in support of their finding of fairness do not appear to support that conclusion. Cash consideration can be inadequate, liquidity may not be necessary or desirable for all of the shareholders and no analysis has been offered in support of BOA's determination to sell. Please revise.

44.   Revise the fairness determination in the sixth and seventh paragraphs of this section to expressly address the procedural and substantive fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

45.   Revise the discussion in support of the fairness determination to address all of the factors in Item 1014(b) of Regulation M-A. Your revisions should expressly address the substantive fairness of the transaction in relation to the historical stock prices and going concern value of Cumulus.

46.   Revise the disclosure with respect the procedural fairness determination to acknowledge the absence of the safeguard in Item 1014(c) of Regulation M-A.

Proxy Card

47.   Revise your proxy card to mark it "preliminary." See Rule 14a-6(e)(1).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions, please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions